May 15, 2009

Via Edgar and Overnight Mail

Mr. Kevin Vaughan
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549-4561

RE:      Banner Corporation
                            File No. 0-26584
            Form 10-K for the Period Ended December 31, 2008

Dear Mr. Vaughan:

This letter sets forth the responses of Banner Corporation (the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 22, 2009 in connection with the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008.  We assume that, since the comments included in that letter relate only to that most recent Form 10-K, that our responses to previous Staff comment letters with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, Form 10-Qs for the fiscal quarters ended March 31, June 30 and September 30, 2008 and Form 8-K filed January 28, 2009, were sufficient to address the questions raised in those previous letters.

The relevant text of the Staff’s comments has been included in this letter.  The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.

Form 10-K
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

Asset Quality, page 51

1.
Please refer to your response and revisions made in response to comment 4 of our February 23, 2009 letter.  We note the numerous changes to your disclosures, both qualitative and quantitative, of the significant increase in the provision for loan losses in 2008, of the effect of the provision on operations and of the allowance for loan losses to total loans.  We also note the disaggregated information you have disclosed for your non-performing loans.  However, these disclosures do not seem to address how you determined the appropriateness of the allowance for loan losses at each balance sheet date in light of the significant deterioration of your asset quality ratios.  Please tell us and revise future filings to discuss the reasons surrounding the decrease in the allowance as a percentage of non-performing loans to 40% at

Mr. Kevin Vaughan
Branch Chief
Securities and Exchange Commission
May 15, 2009

December 31, 2008 from 1.08% at December 31, 2007, as disclosed on page  56, which represents an approximately 63% decrease in that measure between periods.  Clarify why it appears you do not expect similar loss trends on non-performing loans in 2009 as you experienced in 2008.  Also, please clarify how you considered the following trends:

•	Non-performing loans increased approximately 342% at December 31, 2008 from December 31, 2007.
•	Non-performing loans to net loans before allowance for loan losses increased approximately 326% at December 31, 2008 from December 31, 2007.
•	Charge-offs in 2008 represented approximately 83% of non-performing loans at December 31, 2007.
•	Charge-offs increased approximately 737% at December 31, 2008 from December 31, 2007.
•	Charge-offs in 2008 approximated 80% of the allowance for loan losses at December 31, 2007.

As we have reported in our Form 10-Q and Form 10-K filings for 2008, the significant increase in our non-performing loans has been primarily centered in our residential construction and land development loans.  Delinquencies for these types of loans increased sharply in the second half of 2008 as housing sales, which had previously been slow but still sufficient to provide adequate cash flow for builders and developers to maintain their loans in a current status, came to a near complete halt in the Northwest markets that we serve.  This was particularly true in the last four months of 2008 and continued for the first two months of 2009.  Fortunately, in March and April 2009 new home sales began to occur at an improved pace and we are becoming more optimistic with respect to future sales.  This increase in delinquencies mirrored the rapid decline in the U.S. economy and loss of consumer confidence brought on in large part by the financial crisis which also heightened late in the third quarter of 2008.  As this increase in delinquencies unfolded, the amount of loans that we individually evaluated for specific impairment analysis increased, as did the level of loan charge-offs that we recorded.  However, it is important to note that not all of those charge-offs related to loans that were considered non-performing at December 31, 2007; rather, the majority of the charge-offs related to loans that became non-performing during 2008 as the economic deterioration became more pronounced.  It is also important to note that in most instances those charge-offs do not represent the entire amount of individual loan balances, but instead reflect charges designed to reduce the carrying value of those impaired loans down to the expected recovery value (net of  holding and selling costs) of the underlying collateral.  As noted in SFAS No. 114, Accounting by Creditors for Impairment of a Loan, and SFAS 118, Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosure, for loans reduced to such expected recovery values, an additional allowance for losses is not appropriate.  This accounting treatment, while

Mr. Kevin Vaughan
Branch Chief
Securities and Exchange Commission
May 15, 2009

appropriately supporting the additions to and adequacy of the allowance for loan losses, had the effect of reducing the allowance for loan losses as a percentage of non-performing loans as of December 31, 2008 when compared to December 31, 2007.

As we note on page 56 of our Form 10-K, “as of December 31, 2008, we had identified $211 million of impaired loans as defined by SFAS No. 114.  Of those loans, $92 million have related allowances for credit losses totaling $15 million.  The remaining $119 million in impaired loans have no allowances for credit losses as the estimated collateral value is equal to or exceeds their carrying costs. Impaired loans with related allowances for credit losses that are individually evaluated for reserve needs total $53 million and account for $11 million of the allowance for impaired loans.  Impaired loans with related allowances for credit losses that are collectively evaluated as homogeneous pools total $38 million and account for $4 million of the total allowance related to impaired loans.”

While we could have made the point more directly in our filing, the excerpt above indicates that for our impaired loans, which includes all non-performing loans, at December 31, 2008 slightly more than 80% were individually evaluated to determine the adequacy of allowance for loan losses and their appropriate carrying values.  Of course, in many instances those carrying values were net of recorded charge-offs implying no need for an additional allowance.  As more impaired loans were identified and individually evaluated, with corresponding charge-offs recorded, the allowance for loan losses to non-performing loans ratio was naturally reduced.  It is also important to note that most of those loans were not included in our non-performing loan totals at December 31, 2007, which totaled just $42 million, as the rapid increase in delinquencies occurred subsequent to that date.  In fact, only $4.9 million of the net charge-offs ($6.6 million of charge-offs, net of $1.8 million of recoveries) we recorded in 2008 related to the $42 million of non-performing loans reported at December 31, 2007.   As such, it is not meaningful to relate a significant portion of the current year’s charge-offs to the prior year-end balance of non-performing loans or allowance for loan losses.  By contrast, those charge-offs have had a significant impact on our historical loss factors which are applied to both performing portions of our portfolio and those non-performing loans that are not individually evaluated, resulting in increased loss provisioning during 2008 and contributing to the increase in the ratio of allowance for loan losses to total loans which was 1.90% at December 31, 2008 compared to 1.20% at December 31, 2007.

While we cannot predict future losses with certainty, we do believe it is likely that we will not have a similar percentage increase in non-performing loans in 2009 as the 342% increase you have noted that we experienced in 2008.  Nonetheless, going forward we do expect that the trend for changes in non-performing loans will continue to be one of the primary considerations in determining our loan loss

Mr. Kevin Vaughan
Branch Chief
Securities and Exchange Commission
May 15, 2009

provisioning, as it was in 2008 when our provision for loan losses increased by 959% compared to the previous year and was nearly double the level of net charge-offs that we recorded.  Because of the significant amount of collateral-dependent real estate loans in our portfolio, another primary factor impacting future loan loss provisioning will be trends in property values.  While the adequacy of our allowance at December 31, 2008 reflected current valuation estimates supported by recent appraisals performed by independent outside appraiser, future market trends are as uncertain today as they were at the beginning of 2008, implying that subsequent property value declines, should they occur, should be reflected in future period earnings as prescribed in SFAS No. 5, Accounting for Contingencies, as well as SFAS No. 114 and SFAS No. 118.

Financial Statements

Note 24:  Fair Value of Financial Instruments, page 124

2.
Please tell us and revise future filings to discuss in detail the specific procedures, if any, management performs to review the pricing information received from independent third parties, including the frequency of your reviews and the percentage of pricing information received that is reviewed.

We review all of the pricing information received from third parties prior to including it in our quarterly financial statements.  The review is based upon the market knowledge of our Treasurer and Chief Financial Officer and also includes our Accounting Staff identifying material changes from prior periods.  If the pricing information contains values that are significantly different from the Treasurer’s or Chief Financial Officer’s expectations, follow up procedures would include discussion with the valuation service provider and with securities dealers or other market participants to validate or challenge the pricing.

3.
Please tell us and revise future filings to clarify how you determine when pricing information received from independent third parties represents illiquid or inactive markets.  Also, for each type of financial instrument, explain how the market was deemed inactive (illiquid), how adjustments were made for this illiquidity in the fair value estimates, and how inactive/illiquid markets affected the choice of valuation technique.

At December 31, 2008, all of the financial instruments that we considered to be subject to illiquid or inactive markets were either trust preferred securities (TPS) issued by banks or bank holding companies (including those issued by the Company) or collateralized debt obligation securities that are backed by such trust preferred securities issued by banks, thrifts, and insurance companies (TRUP

Mr. Kevin Vaughan
Branch Chief
Securities and Exchange Commission
May 15, 2009

CDOs).  These securities represent a narrowly defined class of capital instruments that, prior to 2008, were very actively originated and traded by a number of securities broker/dealers and certain banking institutions.  The lack of liquidity in these securities was initially evidenced by a significant widening of the spreads, both relative to other market indices and the bid/ask spread quoted by market participants, associated with the instruments.  Subsequently, the illiquidity was evidenced by a nearly complete lack of new originations and purchase and sale transactions reported by formerly active market participants, including numerous previously active broker/dealers from whom we regularly poll market information.

Because we were unable to identify any reliable, observable transaction or market quotation data with respect to these types of securities, our valuation estimates were based upon discounted cash flow models.  For the TPS issues, the cash flow estimates did not assume any payment deferrals or defaults by the individual issuers and the discount rate of three-month LIBOR plus a spread of 700 basis points that we utilized was intended to incorporate both a credit risk component and an illiquidity component.  For the TRUP CDOs, the projected cash flows included default assumptions (the credit risk component), as detailed in Note 24 on page 125 of our Form 10-K, while the discount rate of three-month LIBOR plus 200 basis points was intended to incorporate only an illiquidity component over and above the risk free rate.

4.
Please tell us and revise future filings to disclose why you have not included securities available for sale in the tabular presentation on page 127, considering that they are accounted for under SFAS 157 and re-measured on a recurring basis.

Excluding securities available-for-sale from this tabular presentation was an oversight and has been corrected in our Form 10-Q for the quarter-ended March 31, 2009.  The template for this table was created in a period when we did not have any securities available-for-sale.  At December 31, 2008, our available-for-sale securities were reported in our Consolidated Statement of Financial Condition at a fair value of $53,272,000, which included $1,082,000, or $692,000 after deferred income tax, of unrealized holding gains.  The $692,000 after-tax amount was reported in the Consolidated Statement of Comprehensive Income and included in the Stockholders’ Equity section of the Consolidated Statement of Financial Condition.   All of these securities were considered Level 1 assets for valuation purposes at December 31, 2008.  Our future filings will include any available-for-sale securities in the tabular presentation in the fair value note.

The revised table as presented in Note 10 of the Selected Notes to Consolidated Financial Statements in our recently filed March 31, 2009 Form 10-Q is presented on the following page of this letter.

Mr. Kevin Vaughan
Branch Chief
Securities and Exchange Commission
May 15, 2009

The following tables present financial assets and liabilities measured at fair value under SFAS 157 on a recurring basis as of March 31, 2009, December 31, 2008 and March 31, 2008 (dollars in thousands):

	March 31, 2009
					Fair value gain (loss) for the quarter
	Total	Level 1	Level 2	Level 3	Recognized in other operating income	Recognized as other comprehensive income
Assets:
Securities—available-for-sale	$66,963	$66,963				$414
Securities—trading	161,963	2,554	$134,082	$25,327	$(11,721)
	$228,926	$69,517	$134,082	$25,327

Liabilities
Advances from FHLB at fair value	$172,102	$--	$172,102	$--	511
Junior subordinated debentures net of unamortized deferred issuance costs at fair value	53,819	--	--	53,819	$7,957

	$225,921	$--	$172,102	$53,819
					$(3,253)	$414

	December 31, 2008
					Fair value gain (loss) for the quarter
	Total	Level 1	Level 2	Level 3	Recognized in other operating income	Recognized as other comprehensive income
Assets:
Securities—available-for-sale	$53,272	$53,272				$1,082
Securities—trading	203,902	4,152	$163,455	$36,295	$(23,670)
	$257,174	$57,424	$163,455	$36,295

Liabilities
Advances from FHLB at fair value	$111,415	$--	$111,415	$--	(2,173)
Junior subordinated debentures net of unamortized deferred issuance costs at fair value	61,776	--	--	61,776	39,583

	$173,191	$--	$111,415	$61,776
					$13,740	$1,082

	March 31, 2008
					Fair value gain (loss) for the quarter
	Total	Level 1	Level 2	Level 3	Recognized in other operating income	Recognized as other comprehensive income
Assets:
Securities—trading	$226,910	$--	$226,910	$--	$(5,554)	$--

Liabilities
Advances from FHLB at fair value	$155,405	$--	$155,405	$--	(1,396)
Junior subordinated debentures net of unamortized deferred issuance costs at fair value	105,516	--	105,516	--	7,773

	$260,921	$--	$260,921	$--
					$823	$--

Mr. Kevin Vaughan
Branch Chief
Securities and Exchange Commission
May 15, 2009

The Company acknowledges that:

(i)	It is responsible for the adequacy and accuracy of the disclosure in the filings;

(ii)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii)	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the foregoing, please do not hesitate to contact the undersigned at (509) 526-8896 or by email at lbaker@bannerbank.com.

Sincerely,

/s/Lloyd W. Baker

Lloyd W. Baker
Executive Vice President
Chief Financial Officer

cc:           Paul Kline, Securities and Exchange Commission, Division of Corporation Finance
Matt McNair, Securities and Exchange Commission, Division of Corporation Finance